SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

STRATEGIC PLAN 2019-2021 AND GUIDANCE RELEASE

TIM Participações S.A. (“Company”) (B3: TIMP3 e NYSE: TSU), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction No 358, hereby informs its shareholders, the market in general and other interested parties that Telecom Italia Group released today its forecasts for 2019-2021 period. In this context, TIM updated the forecasts of its Strategic Plan 2018-2020, released to the market through a Material Fact dated March 6th, 2018.

This update occurs after a year with considerable positive results, and the Company has shown its resilience and execution capacity aiming its short term objectives of the 2018-2020 Plan, even under a challenging external environment.

2018-2020 Plan
KPIi	Short Term Objective	2018 Results
Service Revenues Growth (YoY)	5-7%	5%
EBITDA Growth (YoY) / % EBITDA Margin	Double-digit growth	10%
EBITDA – CAPEX over Net Revenues	≥13%	15%

This environment was characterized by a macroeconomic recovery slower than previously expected by the market in general and by TIM, added to a more competitive scenario.

TIM, however, in this new triennium, reaffirms its commitment with (i) the preservation of an austere approach in cost controls, aiming to raise the profitability of its operation, and that is why maintains the target of reaching the level of 40% of EBITDA Margin in 2020, as well as (ii)  an efficient capital allocation, characterized by the CAPEX destination to infrastructure (network and IT) extension and modernization projects, and (iii) the continuous expansion of the cash generation characterized by the growth of EBITDA – CAPEX over Revenues indicator to the level of 20%.

	2018-2020		2019-2021
KPI *	Short Term	Long Term	Short Term	Long Term
Service Revenues Growth (YoY)	5-7%	CAGR ’17-’20 Mid to High-Single Digit	3-5%	CAGR ’18-’21 Mid-Single Digit
EBITDA Growth (YoY) / % EBITDA Margin	Double Digit Growth	≥40% in 2020	Mid to High-Single Digit Growth	≥40% in 2020
∑ CAPEX / % CAPEX over Net Revenues	n/a	~R$ 12 bi (∑‘18-’20) / ~20%	Low 20s	~R$ 12,5 bi (∑‘19-’21)
% EBITDA – CAPEX over Net Revenues	≥13%	≥ 20%	>15%	≥20%

Lastly, TIM presents, as an attachment to this Material Fact, additional details about the 2019-2021 Strategic Plan and its guidance.

Rio de Janeiro, February 21st, 2019.

TIM Participações S.A.
Adrian Calaza
Investor Relations
and Chief Financial Officer

_____________

* The projected values for the indicators do not consider the adoption of the new IFRS 15 and 16 accounting standards and are presented under a pro-forma view to facilitate comparability with the Company's results.

2019-2021 Strategic Plan

February, 2019

TIMP3 NOVO MERCADO

TIM

Key strategic priorities for 2019-2021 plan

Areas	Key priorities
Growth waves	
A Consumer	• Mobile **Pre Paid** – Offer simplification to improve customer experience with continued evolution of digital channels • Mobile **Post Paid** Consumer ("the Controle wave") – Growth based on a «Mobile Challenger» approach **pushing migration from prepaid** – Leverage the benefits of **4G coverage** leadership – Customer long term relationship driven by **loyalty initiatives**
B Mobile B2B	• Opportunity to **gain relevance** in overall business revenues leveraging on: – Revision of value proposition – More convergent approach offering **E2E solutions** – Increase in **efficiency** and sales **productivity**
C Digital	• Increased role in **IoT growing ecosystem** (beyond connectivity) • New revenues opportunity from being a **Platform provider** (analytics, BD, mobile advertising, etc.) • **Content offer aggregation** to support Mobile + Fixed service revenue growth
D Infrastructure deployment	• **Fiber deployment acceleration** (backbone, backhaul and FTTH), with **FTTH offer in selected regions** • Launch of **global deals for Network Access**, according to spectrum mix evolving towards **significant use of 4G vs. 2G and 3G by 2021**
E Efficiency Plan	• Successful Efficiency Plan still leveraging TIM results • Accelerate **Digital Transformation** in customer facing activities and internal process and systems • Continuous **margin improvement**, reaching more than 40% in 2020, due to rigid cost control (Opex growth below inflation)

Blended ARPU (R$) | **Postpaid Churn** (monthly %)

Mid to High single digit growth (CAGR)
20.2
22.4
'17
'18
'19
'20
'21
Double digit decrease
2018
2021

Opportunity size by 2021

~1 bln Reais | >30 mln lines

	2018		2021
FTTCITY	601	→	>1,500
FTTH (mln HH)	1.1	→	>4

Digital Interactions (mln)

+12 mln
2018
2021

TIM
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TIM Brasil 2019-'21 Targets

GOALS	DRIVERS	SHORT TERM (2019) TARGETS	LONG TERM TARGETS
Revenue Growth Sustainability	• Further improve mobile ARPU • Expand Residential BB Revenues contribution • Tap B2B opportunity	Service Revenues Growth: **3% – 5% (YoY)**	Service Revenues Growth: **Mid single digit (CAGR '18-'21)**
Improve Profitability	• Accelerate digitalization efficiencies • Maintain zero-based approach and traditional initiatives • Improve risk management models	EBITDA Growth: **Mid to High single digit growth (YoY)**	EBITDA Margin: **≥40% in 2020**
Infrastructure Development	• Additional Capex to grow fiber and improve mobile capacity	Capex on Revenues: **Low 20's**	Capex: **~R$ 12.5 bln (Σ'19-'21)**
Expand Cash Generation	• Increase cash flow from operations • Continue with debt and tax rate optimization	EBITDA-Capex on Revenues: **>15%**	EBITDA-Capex on Revenues: **≥20% in 2021**

TIM

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 21, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.